OSISKO DEVELOPMENT CORP.

Management's Discussion and Analysis

For the three months ended March 31, 2022

The following management discussion and analysis ("MD&A") of the operations and financial position of Osisko Development Corp. and its subsidiaries, ("Osisko Development" or the "Company") for the three months ended March 31, 2022 ("Q1 2022" and "YTD 2022", respectively) should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2022 and with the audited consolidated financial statements for the fiscal year ended December 31, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section. This MD&A is dated as of May 12, 2022, the date the Board of Directors approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 following the recommendation of the Audit and Risk Committee.

The Company was continued as a federal Company subject to the provisions of the Canada Business Corporations Act ("CBCA") in November 2020 and is focused on developing its cornerstone mining asset, the Cariboo Gold Project located in British Columbia, Canada. Osisko Development also owns a gold development project in Sonora, Mexico, known as the San Antonio gold project, prospective land packages in the James Bay region of Québec, Canada, Guerrero, Mexico and a portfolio of marketable securities. Osisko Development's common shares are traded the TSX Venture Exchange ("TSX-V") under the symbol ODV.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Our Business

Osisko Development is focused on becoming a North American intermediate producer of precious metals, through curating development projects and investments with potential for value creation. The primary projects held by the Company as of March 31, 2022 are as follows:

• Cariboo Gold Project (Permitting - British Columbia, Canada), owned and operated by Barkerville Gold Mines ("Barkerville")

• San Antonio Gold Project (Permit Amendment - Sonora, Mexico), owned and operated by Sapuchi Minera S. R.L de C.V. ("Sapuchi Minera")

The Cariboo Gold Project is advancing through the permitting process. While working through the environmental assessment review and the 43-101 Report for its Cariboo Gold Project, the Company is producing gold at its Bonanza Ledge II project. The Bonanza Ledge II project is anticipated to be fully mined by the end of the third quarter in 2022. The Company cautions that the decision to undertake test mining at Bonanza Ledge II has been taken without the benefit of a feasibility study of mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production would have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Bonanza Ledge II, as contemplated, the Company will not be basing its decision to continue such operations on a feasibility study of mineral reserves demonstrating economic and technical viability

On January 25, 2022, the Company entered into a definitive agreement to acquire 100% of Tintic Consolidated Metals LLC ("Tintic"), (the "Transaction"). On completion of the Transaction, the Company will acquire 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District. Tintic's ongoing exploration work has demonstrated potential for expansion and further discovery both at the Trixie mine and the broader land package. It is hoped that the imminent acquisition of Tintic will further accelerate Osisko Development's path towards becoming a mid-tier gold producer and adds another opportunity for the Company to explore and develop another project in its portfolio, with a high grade potential and a low capital intensity. The Company cautions that the owners of Tintic have taken the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production would have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company's cash flow and potential profitability. The Company cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

The evaluation and development of the Company's various projects is dependent on management's ability to secure additional financings in the future, refer to Liquidity and Capital Resources section below.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Highlights -2022

• On January 25, 2022, Osisko Development entered into definitive agreements to acquire 100% of Tintic for total consideration of US$177 million, of which approximately US$54 million will be paid in cash upon closing. In addition, the Company will pay to IG Tintic and Ruby Hollow (the "Vendors"): (i) US$12.5 million in deferred payments (ii) a 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within 5 years; and (iii) other contingent payments, rights and obligations. Refer to Exploration and Evaluation / Mining Development Activities section.

• On March 2, 2022, the Company completed a Brokered Private Placement issuing 9,525,850 Brokered Units at a price of $4.45 for gross proceeds of $42.4 million and 13,732,900 Brokered Subscription Receipts at a price of $4.45 for gross escrowed proceeds of $61.1 million (refer to Financing section below). The gross proceeds from the Brokered Subscription Receipts, net of expenses of the underwriters, will be placed into escrow and will be released immediately prior to the completion of the Company's proposed acquisition of Tintic.

• On March 4, March 29 and April 21, 2022, the Company completed three tranches of a Non-Brokered Private Placement, issuing 34,093,768 Non-Brokered Subscription Receipts at a price of USD$3.50 for gross proceeds of US$119.3 million (CAD$151.3 million). The gross proceeds from the Non-Brokered Private Placement will be placed in escrow and released upon the Company listing its shares on the New York Stock Exchange ("NYSE") (refer to Financing section below).

• For the three months ended March 31, 2022, the Company earned $9.2 million in revenues from its Bonanza Ledge II operations.

• Proceeds of $21.1 million were received from disposition of certain investments.

• The cash position of the Company as at March 31, 2022 was approximately $56.8 million.

Highlights - Subsequent to the period end

• On April 13, 2022 the Company announced drilling results from its 2021 exploration and category conversion drill campaign on its Cariboo Gold Project.

• On April 26, 2022, the shareholders and board of directors of the Company approved a share consolidation on a 3 for 1 basis, subject to receipt of necessary approvals. The share consolidation was completed, effective May 4, 2022.

Management and Board Composition

The Board of Directors of Osisko Development includes as elected at the Company's annual and special meeting of shareholders on April 26, 2022: Sean Roosen (Chair); Charles E. Page (Lead Director); Michele McCarthy; Duncan Middlemiss; Marina Katusa; and Éric Tremblay. Osisko Gold Royalties Ltd ("Osisko Gold Royalties") has the right to appoint nominees to the board of Osisko Development; such number of nominees will decrease if, as and when Osisko Gold Royalties decreases its ownership in Osisko Development over time.

Management of Osisko Development includes Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Alexander Dann (Chief Financial Officer & Vice President Finance); Andre Le Bel (Corporate Secretary); François Vézina (Senior Vice President, Project Development, Technical Services and Environment); Martin Ménard (VP, Engineering and Construction), Chris Pharness (Vice President, Sustainable Development); and Maggie Layman (Vice President, Exploration).

Uncertainty due to COVID-19

The Company may face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. To that end, the Company's operations could be adversely impacted by the effects of the coronavirus (COVID-19) or other epidemics.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

The extent to which COVID-19 impacts the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, workforce productivity, increased insurance premiums, continued limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel or its contractors' personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased safety and medical costs / insurance premiums as a result of these health risks.

Exploration and Evaluation / Mining Development Activities

Cariboo Gold Project

On November 21, 2019, Osisko Gold Royalties acquired the Cariboo Gold Project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville. The project was part of the Osisko Gold Royalties contributed assets that created the Company on November 25, 2020.

Exploration activities and updated mineral resource estimate

A total of 152,500 meters were drilled in 2021 on the Cariboo Gold Project as part of the exploration and category conversion drill program to support the ongoing feasibility study. The drilling commenced in January 2021 and was completed in October with up to 12 diamond drill rigs utilized during the campaign. By deposit, a total of 61,000 meters were drilled at Shaft, 49,500 meters at Valley, and 30,000 meters at Lowhee and 10,700 meters at Mosquito. An additional 1,500 meters were drilled at QR. The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.1 g/t Au ("grams per metric tonne"). The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserves for the ongoing feasibility study and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

The Company recommenced drilling in Q1, 2022 with one diamond drill rig at Lowhee Zone to further delineate vein corridors. In Q1 2022, the Company announced drilling results from the 2021 exploration and category conversion diamond drill program campaign which included assays on Lowhee Zone (Barkerville Mountain).

Further details on the exploration drilling results can be viewed in the Company's press releases filed on SEDAR (www.sedar.com) dated January 12, 2022, March 29, 2022, March 30, 2022 and April 13, 2022.

In October 2020, Osisko Gold Royalties announced an updated mineral resource estimate for the Cariboo Gold Projectdescribed in the following chart below.. Resource grades have some built-in dilution integrated through the process of modelling of "vein corridors" as opposed to individual veins. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned QR mill.

The mineral resource estimate is built upon nearly 500,000 meters of core from the 2015 to 2019 drill campaigns, and historically verified drill data using a total of 2,218 drill holes. A strong understanding of the controls of mineralization enabled Osisko Development's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Cariboo Gold Project Mineral Resource Estimate at 2.1 g/t Au cut-off

Category	Deposit	Tonnes ('000)	Grade (Au g/t)	Ounces ('000)
Measured	Bonanza Ledge	240	5.10	39
Indicated	Bonanza Ledge	86	3.88	11
	BC Vein	1,192	4.68	179
	KL	393	3.32	42
	Lowhee	381	3.72	46
	Mosquito	783	5.95	150
	Shaft	10,889	4.70	1,644
	Valley	1,744	4.49	251
	Cow	5,734	4.55	838
Total Indicated Resources		21,202	4.64	3,161
Inferred	BC Vein	472	3.94	60
	KL	1,926	2.93	181
	Lowhee	1,032	3.16	105
	Mosquito	1,348	4.79	208
	Shaft	7,913	4.25	1,081
	Valley	5,683	3.95	722
	Cow	3,276	3.45	364
Total Measured and Indicated Resources		21,442	4.64	3,200
Total Inferred Resources		21,650	3.91	2,721

Mineral Resource Estimate notes:

1. The independent and qualified persons for the mineral resource estimates, as defined by NI 43-101, are Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo. (InnovExplo Inc.). The effective date of the mineral resource estimate is October 5, 2020.

2. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3. The mineral resource estimate follows CIM Definition Standards.

4. A total of 334 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one (1) gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5. The estimate is reported for a potential underground scenario at a cut-off grade of 2.1 g/t Au. The cut-off grades were calculated using a gold price of US$1,350 per ounce.

The vein corridors comprising the Cariboo gold resource estimate are modelled to an average depth of 350 meters and exploration drilling has intersected mineralization at depths below 700 meters from surface. The Company will continue with the systematic exploration to further define and expand the known zones and develop greenfield targets on the remaining land package. The Company intends to drill from the underground infrastructure once permitting and construction of an exploration drift is complete. The robust 3D litho-structural model that defines the controls of mineralization allows the exploration team to define additional mineral resources much more efficiently, with a high hit rate (80% of the drill holes intersect potentially economic mineralization), lowering the cost per discoverable ounce. This model can be applied to the remaining 65 kilometers of strike.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

For more information, refer to the NI 43-101 Technical Report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") filed on SEDAR (www.sedar.com) on November 17, 2020 under Osisko Gold Royalties' profile.

Permitting and Environmental Assessment ("EA") Process

On October 27, 2021 the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. These amendments support the ongoing employment of 127 workers at the mine. The expansion of the Bonanza Ledge II Project allows for continuity of certain mining activities while the Cariboo Gold Project environmental assessment proceeds.

Osisko Development started an Environmental Assessment Process in the spring of 2019 for the Cariboo Gold Project. The project has completed several milestones furthering to obtain the EA Certificate planned in the fourth quarter of 2022. The following is a summary of the steps completed and to be completed to obtain the EA Certificate that will grant the Company the right to apply for the permit of the Cariboo Gold Project

The following is summary of completed and further steps required towards EA certification targeted in Q4 2022:

✓ Early Engagement - Completed, initial project description and summary of engagement

✓ EA Readiness Decision - Completed, detailed project description, received notice of consent

✓ Processing planning - Completed

✓ Application Development & Review - Application submitted and under review

• Effects of Assessment

• Recommendation

• Decision

• Post Certificate

*CGP refers to the Cariboo Gold Project.

*EAO refers to Environmental Assessment Office

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Bonanza Ledge II Project

The Bonanza Ledge II project is a small scale and short life project, which allows the Company to facilitate (i) opportunities for managing historical reclamation obligations inherited by the Company, (ii) hands on training and commissioning of the Company's mining and processing complex for the Cariboo Gold Project and (iii) maintain the economic and social benefits for the First Nations partners and communities. Operating costs of $7.1 million, not attributable to the sales of refined precious metals sold during the year, have been recognized in other operating costs in the consolidated statement of loss. The Bonanza Ledge II project is anticipated to be mined and all mineralized material processed by the end of the third quarter in 2022.

2022 Objectives

Regional Greenfield Exploration is planned for Q2 and Q3 2022 to continue the geochemical sampling and geological mapping of the Quesnel Terrane properties with focus on the Cayenne Property.

The Company started mining operations at its Bonanza Ledge II project in the first quarter of 2021 as it was granted in Q1 2021, a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia. The Company announced on October 27, 2021 receipt of the final permits for the Bonanza Ledge II mine and QR mill. The Cow Mountain Underground Bulk Sample Permit was received in July 2021. The underground portal was completed in Q4 2021 and the Company has commenced the bulk sample activities.

San Antonio Gold Project

The San Antonio gold project is a past-producing oxide copper mine. In 2020, following the acquisition, the Company concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities. The Company has filed preventive reports for the processing of the gold stockpile on site and for a drilling program for the Sapuchi, Golfo de Oro and California zones.

The Company also initiated the following activities:

o Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental ("MIA")) ;

o A baseline study;

o Awarding the Engineering, Procurement, Construction, Management contract for the process of the stockpile

In 2021, Sapuchi Minera focused on various activities that pertain to permitting, local community relations, exploration drilling and preparations towards the processing of the mineralized material stockpile on site.

Permitting

The Company continued the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental baseline study. Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, Sapuchi 4 E-82/40888.

Exploration Program

A 2 phase 45,000-meter drilling campaign was initiated during Q2 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 meters and historic drilling validation for the three main target areas; Sapuchi, California and Golfo de Oro. A total of 27,900 meters were drilled in 177 holes in 2021, representing 62% of the budgeted drill plan. The Company anticipates exploration potential to expand both oxide and sulphide resources.

Stockpile

In Q1 2022, Sapuchi Minera commenced processing its stockpile inventory through sodium cyanide heap leach pads ("heap leach pad") and carbon-in-column processing plant. As of March 31, 2022, the Company had loaded carbon concentrate ready for refining and expects to realize its first gold sales in May of 2022. The Company cautions that the decision to process the stockpile at Sapuchi Minera has been taken without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production would have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company's cash flow and potential profitability. The Company cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Sapuchi Minera, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

2022 Objectives

Sapuchi Minera will continue to focus its efforts on stockpile processing and continuing to advance its current permit applications. With the completion of the 2021 drill program, the Company intends to announce the results of a mineral resource estimate for the project by the end of Q2 2022.

Prospective Tintic Project

Pursuant to the terms of the Transaction, Osisko Development will acquire 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company ("Chief"), ("Chief Stock") from Ruby Hollow and other stockholders of Chief. Immediately following the closing of the Transaction, Chief will complete a merger with a newly-formed subsidiary of the Company (the "Merger"), such that, following completion of the Merger, Chief will be wholly owned by the Company. At closing, Osisko Development will make payments to the Vendors in the aggregate amount of approximately US$177 million (the "Closing Payments"), comprised of: (i) cash payments of approximately US$54 million, and (ii) the issuance of 35,099,611 common shares (11,699,870 post share consolidation) of the Company (the "Shares") for an aggregate value of approximately US$123 million.

A number of Tintic shareholders representing approximately 32.5% of the total ownership have entered into 12-month lock-up agreements, which provide that: (i) 33% of the Shares will be freely tradeable on the four-month anniversary of the Closing date of the Transaction (the "Closing Date"); (ii) an additional 33% of the Shares will be freely tradeable on the eight-month anniversary of the Closing Date; and (iii) the remaining 34% of the Shares will be freely tradeable on the first year anniversary of the Closing Date.

In addition to the Closing Payments, the Company will pay the vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or Shares at Osisko Development's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from Trixie since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

The Company, through a wholly-owned subsidiary, has entered into a non-binding metals stream term sheet ("Stream") with a wholly-owned subsidiary of Osisko Gold Royalties Limited. The proceeds from the Stream will be used to fund a portion of the cash consideration payable on closing of the Transaction. The key terms of the Stream include:

• An upfront cash payment totaling at least US$20 million and up to US$40 million.

• In the event that the full amount of US$40 million is drawn, the Company will deliver a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold (the "Threshold Stream"). Thereafter, the Company will deliver 4.0% of all metals produced (the "Tail Stream").

• If the Company elects to draw less than US$40 million, the Threshold Stream and Tail Stream shall be reduced on a pro rata basis.

• The Company will receive ongoing payments for refined metal delivered in conjunction with the Stream equal to 25% of the spot prices.

• The Stream is anticipated to close subsequently to the close of the Transaction.

The Transaction is also subject to normal course regulatory approvals and the satisfaction of customary closing conditions, including the execution of ancillary agreements and acceptance of the TSX-V. The IG Tintic and Chief transactions are inter-conditional, meaning that closing of each transaction will happen simultaneously and one cannot close without the other. Subject to the satisfaction of these conditions and securing financing, Osisko Development expects the Transaction to close in Q2 2022.

2022 Objectives

It is expected that the production from the Trixie Mine will complement the near and medium-term development plans for the Cariboo and San Antonio projects. In the near term, the Company is proposing technical work at Trixie Mine with the objective that it will justify further development.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

 Equity Investments

The Company's assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three months ended March 31, 2022, the Company acquired equity investments through the issuance of convertible debt resulting in a total cash outlay of $4.4 million (US$3.5 million) and divested of investments generating gross proceeds of $21.1 million and realized gains of $12 million.

Fair value of marketable securities

The following table presents the carrying value and fair value of the remaining investments in marketable securities (excluding warrants and convertible debt) as at March 31, 2022 and December 31, 2021 (in thousands of dollars):

	March 31, 2022		December 31, 2021

Investments	Carrying	Fair value(ii)	Carrying	Fair
	value(i)		value(i)	value(ii)
	$	$	$	$
Associates	12,633	39,628	12,964	44,820
Other	32,156	32,156	49,516	49,516
	44,789	71,784	62,480	94,336

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments on a recognized stock exchange for the respective period.

Main Investments

The following table presents the main investments of the Company in marketable securities as at March 31, 2022:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Limited (associate)	46,885,240	17.3

Falco Resources Limited ("Falco")

Falco's main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021.

In June 2021, Falco entered into an agreement in principle with Glencore Canada Company establishing the framework of the terms and conditions (the "Agreement in Principle") pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement (the "OLIA") in order to enable Falco to develop and operate its Horne 5 project. The Agreement in Principle outlines the terms to be included in the OLIA which will establish the framework to govern Falco's development and operation of its Horne 5 project.

Falco also entered into an option agreement granting Falco the sole and exclusive right to acquire an undivided one hundred percent ownership interest in the Norbec and Millenbach sites located in the vicinity of the City of Rouyn-Noranda. The properties will serve as the tailings management facilities and are located at a former tailings facility (the old Norbec Mine), which has already been impacted by historical mining activities and is situated approximately 11 kilometres from the Horne 5 project's mining complex site. The use of this previously impacted site is consistent with Falco's environmental, social and governance strategies.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

As at March 31, 2022, the Company holds 46,885,240 common shares representing a 17.3% interest in Falco (17.3% as at December 31, 2021). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Sustainability Activities

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

> Promoting the mining industry and its benefits to society;

> Maintaining strong relationships with Indigenous nations, the Federal, Provincial and Municipal governments where the Company has activities and projects;

> Supporting the economic development of regions where it operates;

> Promoting diversity throughout the organization and the mining industry; and

> Encouraging investee companies and our contractors to adhere to the same areas of focus in sustainability.

The following are a few highlights from each of our operating sites:

Barkerville

◾ Positive relationship with Lhtako Dené Nation since 2015. Agreements include engagement protocol (signed in 2016), relationship agreements (2016) and life of project agreement (2020);

◾ Positive relationship with Xatsull First Nation and with Williams Lake Indian Band since 2016 and 2017 respectively;

◾ Positive relationship with the District of Wells in British Columbia since 2016 and a Memorandum of Understanding signed in early 2022 to facilitate discussions for a project agreement;

◾ Open and transparent dialogue with the Ministry of Energy Mines and Low Carbon Innovation and The Ministry of the Environment and Climate Change Strategy to ensure positive relations;

◾ Installation of a water treatment plant to treat contact water and effluent completed;

◾ Of the historic 300,000 tonne PAG pile inherited, approximately 250,000 tonnes remaining;

◾ Open and transparent dialogue with the Ministry Of Energy and Mines and The Ministry of the Environment to ensure positive relations;

◾ Reclamation work started on the Mosquito Creek old mine site;

◾ Initiation of the second Sustainable Workforce Initiative for underground miner training to provide skills training to support a local workforce;

◾ Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives;

◾ The Company in collaboration with Lhtako Dené Nation, Federal Fisheries and Forest, Land and Natural Resource Operations, initiated the Bowron River Salmon Enhancement Project; and

◾ The Company in collaboration with Lhtako Dené Nation, Federal and Provincial Government, Towns of Barkerville and Bowron, initiated the Wells Gray Southern Mountain Caribou Project.

Sapuchi Minera

◾ Reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities:

◾ Commencement of the MIA; and

◾ An environmental baseline study was completed.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Financings

Current year financings

2022 Brokered private placement

On March 2, 2022, the Company completed a Brokered Private Placement issuing 9,525,850 Brokered Units at a price of $4.45 for gross proceeds of $42.4 million and 13,732,900 Brokered Subscription Receipts at a price of $4.45 for gross escrowed proceeds of $61.1 million. Each Brokered Unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $7.60 per common share for a period of 5 years following the closing date of the Brokered Private Placement. Each Brokered Subscription Receipt will entitle the holder to receive, upon the satisfaction of the Brokered Escrow Release Condition (as defined below), and without payment of additional consideration, one Brokered Unit. Issuance costs related to the Brokered Units issued amounted to $2.1 million and have been allocated against the common shares and warrants issued. Issuance costs of $1.3 million related to the issuance of Brokered Subscription Receipts are recognized as deferred financing fees in the statements of financial position.

The fair value of the warrants issued was evaluated using the residual method and were valued at $0.6 million, net of issuance costs.

The Brokered Subscription Receipts will be automatically converted into Units, and the escrowed proceeds and interest earned thereon (less Underwriters' Fee payable in respect of the Subscription Receipts) will be released to the Company, provided that on or before June 15, 2022, the following Brokered Escrow Release Conditions have been satisfied: (a) the completion, satisfaction or waiver of all conditions precedent to the Tintic acquisition in accordance with the Tintic definitive agreements and all regulatory approvals; and (b) the Company and the Underwriters, having delivered a completion notice and direction to the Escrow Agent in accordance with the terms of the Subscription Receipt Agreement confirming that the condition set forth in (a) above has been met. The Brokered Private Placement is subject to regulatory approvals, including TSX-V approval.

2022 Non-Brokered private placements

The Company completed three tranches of the Non-Brokered Private Placements, issuing Non-Brokered Subscription Receipts at a price of USD$3.50 (i) the first tranche closed on March 4, 2022 issuing 24,215,099 Non-Brokered Subscription Receipts for gross proceeds of USD $84.8 million (CAD $108.1 million) (ii) the second tranche of the Non- Brokered Private Placement closed on March 29, 2022 issuing 9,365,689 Non-Brokered Subscription Receipts for gross proceeds of USD $32.8 million (CAD $41 million), and (iii) the third tranche of the Non-Brokered Private Placement closed on April 21, 2022 issuing 512,980 Non-Brokered Subscription Receipts for gross proceeds of USD $1.8 million (CAD $2.2 million).

Each Non-Brokered Subscription Receipt will entitle the holder to receive, upon the satisfaction of the Non-Brokered Escrow Release Condition (as defined below), and without payment of additional consideration, one Unit. Each Unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of USD$6.00 per common share for a period of 5 years from the date of issue. Issuance costs incurred as of March 31, 2022 amounted to $1.4 million related to the issuance of Non-Brokered Subscription Receipts are recognized as deferred financing fees in the statements of financial position.

The Non-Brokered Subscription Receipts will be automatically converted into Units, and the escrowed proceeds and interest earned thereon will be released to the Company, upon listing of the Company's common shares on the New York Stock Exchange on or before June 15, 2022 (the "Non-Brokered Escrow Release condition"). The Non-Brokered Private Placement is subject to regulatory approvals, including TSX-V approval.

Escrowed proceeds (net of Broker commissions paid) of $206.5 million from both the Brokered and Non-Brokered Private placements are reflected as restricted cash and a corresponding subscription receipt liability of $208 million has been recognized in the statement of financial position as of March 31, 2022.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Prior year financings

In 2020 and 2021, the Company raised gross proceeds of approximately $253.7 million. The following summarizes each of the financing events:

On March 18, 2021, the Company announced the completion of a bought deal brokered private placement for aggregate gross proceeds of approximately $33.6 million which included partial exercise of the underwriters option and consisting of; (i) 2,055,742 flow-through ("FT") Share at a price of $9.05 per FT Share and (ii) 1,334,500 Charity FT Share at a price of $11.24 per Charity FT Share. The gross proceeds will be used by the Company to incur eligible Canadian exploration expenses that will qualify as flow-through mining expenditures as such terms are defined in the Income Tax Act (Canada) related to the Cariboo Gold Project and other exploration assets of the Company located in British Columbia.

On February 5, 2021, the Company closed the second and final tranche of the non-brokered private placement for 1,515,731 units for gross proceeds of $11.2 million. Each unit consists of one common share of the Company and one- half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023;

On January 8, 2021, the Company closed the first tranche of a non-brokered private placement of 9,346,464 units for gross proceeds of $68.6 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023.

On December 30, 2020, the Company closed a bought deal Private Placement of 5,367,050 units of the Company at a price of $7.50 per units for gross proceeds of $40.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the December 2020 bought deal Private Placement. The proceeds of the December 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio gold project towards production and for general corporate purposes.

On October 29, 2020, prior to the closing of the RTO, the Company closed an initial bought deal Private Placement of 13,350,000 units of the Company at a price of $7.50 per Common Share for gross proceeds of $100.1 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the October 2020 bought deal Private Placement. The proceeds of the October 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio gold project towards production and for general corporate purposes.

Summary of Use of Proceeds from financings

As at March 31, 2022 (in millions of dollars)

Description	Prior Disclosure	Actual Spent	Remaining
March 2, 2022 - Brokered Units
Cariboo Gold project and G&A & Working Capital March 18, 2021 -	$40.5	$nil	$40.5
Cariboo Gold project, eligible flow-through expenditures February 5, 2021	$33.6	$31.2	$2.4
Cariboo Gold project, San Antonio gold project and G&A January 8, 2021	$11.2	$11.2	Nil
Cariboo Gold project, San Antonio gold project and G&A December 30, 2020	$68.6	$68.6	Nil
Cariboo Gold project, San Antonio gold project and G&A October 29, 2020	$40.2	$40.2	Nil
Cariboo Gold project, San Antonio gold project and G&A	$100.1	$100.1	$Nil

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Selected Financial Information

(In thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended
	March 31,	March 31,
	2022	2021
	$	$

Revenues	9,167	-
Cost of sales	(9,167)	-
Operating loss	(23,173)	(5,201)
Net loss	(22,332)	(3,701)
Basic and diluted net loss per share (2)	(0.49)	(0.09)

Cash flows used in operating activities	(16,896)	(9,704)
Cash flows used in investing activities	3,314	(21,708)
Cash flows provided by financing activities	37,137	35,613

Weighted average shares outstanding Basic and diluted (2)	45,433,489	42,955,117

As at,	March 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$	$

Total assets	937,032	703,124	802,144	397,257

Total Liabilities	(332,708)	(118,922)	(102,578)	(42,243)

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) As a result of the net loss in each period, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share. The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss and comprehensive loss have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Results of Operations

Three months ended March 31, 2022 and 2021

• Operating loss of $23.1 million, compared to $5.2million in Q1 2021;

• Net loss of $22.3 million, compared to $3.7 million in Q1 2021.

• Net cash flows used in operating activities of $16.9 million compared to $9.7 million in Q1 2021;

• Net cash proceeds from investing activities of $3.3 million compared to cash used in investing activities of $21.7 million in Q1 2021.

In Q1 2022, the Company incurred an operating loss of $23.1 million compared to $5.2 million in Q1 2021. This increase is primarily due to the operating activities at the Bonanza Ledge II project, partially offset by $9.2 million in revenues earned, and due to the operating activities at the Sapuchi stockpile project. In Q1 2021 the activities at Bonanza Ledge II were to ramping up and Sapuchi had not started processing its stockpile.

In Q1 2022, the Company incurred a net loss of $22.3 million compared to $3.7 million in 2021. The increase in net loss is primarily due to the reasons noted above.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

The net cash flows used in operating activities in the first quarter of 2022 amounted to $16.9 million compared to $9.7 million in the first quarter of 2021, mainly as a result of cash used in the operating activities at its Bonanza Ledge II project and Sapuchi stockpile projects.

Increase in cash proceeds from investing activities of $3.3 million compared to cash used in investing activities of $21.7 million in Q1 2021 is primarily due to the increase in proceeds from disposal of certain portfolio investments of $6.1 million and reduction in mining development activities of $18.9 million.

In the first quarter of 2022, the Company successfully raised and closed $42.3 million in brokered private placements, see Financing section.

Consolidated statements of loss

The following table presents summarized statements of loss for the three months ended March 31, 2022 and 2021 (in thousands of dollars):

		Three months ended
		March 31,
		2022	2021
		$	$

Revenue	(a)	9,167	-
Operating expenses
Cost of sales	(a)	(9,167)	-
Other operating costs	(b)	(15,246)	-
General and administrative	(c)	(7,807)	(4,864)
Exploration and evaluation		(120)	(337)

Operating loss		(23,173)	(5,201)

Other income, net of other expense		810	318

Loss before income taxes		(22,363)	(4,883)

Income tax expense		31	1,182

Net loss		(22,332)	(3,701)

(a) The Company recognized $9.2 million in revenues from selling recovered gold and silver from its Bonanza Ledge II Project. The related cost of sales in relation to the gold and silver sold of $9.2 million was also recognized in the consolidated statement of loss for the three months ended March 31, 2022 in accordance with IAS 2, Inventories at the net realizable value of inventory sold.

(b) Other operating costs of $15.2 million were recognized in the three months ended March 31, 2022. These costs relate to the continuing operating activities at the Bonanza Ledge II Project and Sapuchi's stockpile operations.

(c) General and administrative expenses increased to $7.8 million in Q1 2022 compared to $4.8 million in Q1 2021, of which $2 million of the increase relates to expenses incurred in relation to pending transactions, including the proposed Tintic Acquisition.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Selected Quarterly Information

Selected financial results for the previous quarters reported, which have been prepared in accordance with IFRS are shown in the table below:

In thousands of dollars,	2022	2021	2021	2021	2021	2020
except per share amounts	Q1	Q4	Q3	Q2	Q1	Q4
Net loss	(22,332)	(56,452)	(31,745)	(41,404)	(3,701)	(7,771)
Net loss per share	(0.49)	(1.27)	(0.71)	(0.93)	(0.09)	(0.20)
Net loss diluted per share	(0.49)	(1.27)	(0.71)	(0.93)	(0.09)	(0.20)

The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss and comprehensive loss have been adjusted to reflect the effect of the 3:1 share consolidation effective May 4, 2022.

Significant losses incurred in Q2, Q3 and Q4 2021, where driven by impairment of assets related to the Company's Bonanza Ledge Phase II project, Sapuchi stockpile project and exploration and evaluation assets.

Liquidity and Capital Resources

As at March 31, 2022, the Company's working capital was $41.3 million, which included cash of $56.8 million, and, the Company incurred a loss of $22.3 million for the period ended March 31, 2022. With the pending 2022 financings (refer to Financing section), management believes that the Company will have sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to close on the announced financings, including all required regulatory approvals or to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling investments from its existing portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to close on the announced financings within the expected timelines or at all, may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of additional investments to generate liquidity.

Significant variations in the liquidity and capital resources for the three months ended March 31, 2022 are explained below under the Cash Flows section. The Company is dependent upon raising funds in order to fund future capital expenditures and development programs. See the Risk and Uncertainties section of this MD&A for more details.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended
	March 31,
	2022	2021
	$	$
Cash flows
Operations	(17,268)	2,422
Working capital items	372	(12,126)
Operating activities	(16,896)	(9,704)
Investing activities	3,314	(21,708)
Financing activities	37,137	35,613
Decrease in cash before effects of exchange rate changes on cash	23,555	4,201
Effects of exchange rate on changes on cash	(161)	(648)
Increase in cash	23,394	3,553
Cash - beginning of period	33,407	197,427
Cash - end of period	56,801	200,980

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

 Operating Activities

Cash flows used in operating activities in Q1 2022 amounted to $16.9 million compared to $9.7 million in 2021. Refer to the Results of Operations section above.

Investing Activities

Cash inflows in investing activities amounted to $3.3 million in Q1 2022 compared to cash outflows used in investing activities of $21.7 million in Q1, 2021. Refer to Results of operations section above.

Financing Activities

Cash flows provided by financing activities amounted to $37.1 million in Q1 2022 compared to cash flows provided by financing activities of $35.6 million in 2021. The total financing activities in Q1 2022 include 40.3 million in net proceeds raised from the Brokered Private Placement and $3.9 million of mining equipment financing partially offset by the payment of lease liabilities of $5 million and $1.4M in deferred financing fees related Q1 2022 financings held in escrow (refer to Financing section).

Segmented Disclosure

The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville) and in Mexico (Sapuchi), and are detailed as follow as at March 31, 2022 (in thousands of dollars):

		March 31, 2022
	Canada	Mexico	Total
	$	$	$
Other assets (non-current)	4,264	12,888	17,152
Mining interest	404,886	83,904	488,790
Property, plant and equipment	59,360	22,281	81,641
Exploration and evaluation assets	3,640	-	3,640
Total non-current assets	471,150	119,073	591,223

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

	Canada	Mexico	Total
	$	$	$
For the three months ended March 31, 2022
Revenues	9,167	-	9,167
Cost of sales	(9,167)	-	(9,167)
Other operating costs	(7,372)	(7,874)	(15,246)
General and administrative expenses	(6,657)	(1,150)	(6,657)
Exploration and evaluation	(120)	-	(120)
Impairment of assets	-	-	-
Operating Loss	(14,149)	(9,024)	(23,173)

Related party transactions

During the three months ended March 31, 2022, the Company incurred expenses of $1.4 million respectively for administrative, legal and technical expenses charged from associates, primarily reflected in the consolidated statement loss.

During the three months ended March 31, 2022, the Company contributed a donation of $0.5 million to Barkerville Heritage Trust, where an officer of Osisko Development holds a position on the board of directors.

As of March 31, 2022, amounts receivable from associates amounted to $0.01 million and amounts payable to associates totalled $0.5 million.

Contractual Obligations and Commitments

As of March 31, 2021, the Company had the following minimum contractual obligations and commitments (in thousands of dollars):

	Total[1]	less than 1 year	1- 2 years	1- 2 years
Purchase obligations	11,945	11,945	-	-
Capital commitments	35,512	35,512	-	-
Total	47,457	47,457	-	-

(1) The timing of certain capital payments are estimated based on the forecasted timeline of the projects. The majority of the commitments can be canceled at the discretion of the Company with little or no financial impact.

As of March 31, 2022, the Company's total lease obligations amounted to $3.3 million, of which $2.5 million is payable within 1 year.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

Risks and Uncertainties

The Company's activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to the ones below, could materially affect the Company financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the "Cautionary Note Regarding Forward-Looking Statements" for more information. The reader should carefully consider these risks as well as the information disclosed in the Company's consolidated financial statements.

There are important risks which management believes could impact the Company's activities. For information on risks and uncertainties, please also refer to the Risk Factors section of the Filing Statement filed by the Company on November 23rd 2020 and the Company's Annual Information Form filed on April 21, 2022, that can be found on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Osisko Development's operations are subject to financing risks and additional financing may result in dilution or partial sale of assets

Osisko Development's operations are subject to financing risks. At the present time, the Company has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage. The Company's ability to explore for and find potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of the Company's Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Risks Factors Related to the Company

Mineral Exploration and Development

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Operating Cash Flow

The Company has negative cash flow from operations. If additional funds are needed, there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all.

Mining Operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company.

Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company's properties are in the development or exploration stage and the Company is presently not commercially exploiting any of its properties and its future success will depend on its capacity to generate revenues from a commercially producing property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company's operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geologic formations.

Regulatory Matters

The Company's activities are subject to governmental laws and regulations. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety and other matters. Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's activities and delays in the exploration and development of the projects and properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in development of new mining properties.

Also, no assurance can be made that Canada Revenue Agency and provincial agencies will agree with the Company's characterization of expenses as Canadian exploration expenses or Canadian development expense or the eligibility of such expenses as Canadian exploration expense under the Tax Act or any provincial equivalent.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Environmental Risks and Hazards

The Company is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Taxation Laws or Reviews

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company's liquidities. Taxes may also adversely affect the Company's ability to repatriate earnings and otherwise deploy its assets.

Changes in Economic and Political Conditions and Regulations

The economics of the exploration and development of mining projects are affected by many factors, including the costs of exploration and development, variations of grade of ore discovered, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties. The Company's mineral properties are located in Canada and Mexico. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company's control, and there can be no assurances that any mitigating actions by the Company will be effective. Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company's activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on exploration and development activities, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company's profitability.

The Company's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

Risk factors specific to certain jurisdictions are described throughout, including specifically "Security in Mexico". The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company's jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company.

Security in Mexico

In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on the Company's operations.

Mineral Assets outside of Canada

Some of the Company's mineral assets are located outside of Canada and are held indirectly through foreign affiliates. It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company's assets that are located outside of Canada.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Permits, Licences and Approvals

The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Mergers, Acquisitions or Joint Ventures

The Company may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses or conduct any other type of transaction. Global landscape has changed and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process might be inadequate and cause material negative outcomes. These transactions may be significant in size, may change the scale of the Company's business and may expose it to new geographic, political, operating, financial and geological risks. Any transactions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of the Company's present shareholders or of its interests in its assets or the decision to grant interests to a joint venture partner; and the potential unknown liabilities. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such transactions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future transaction or joint venture undertaken except as required by applicable laws and regulations.

Local Communities, Indigenous Peoples and First Nations

Indigenous title claims, rights to consultation/accommodation and the Company's relationship with local communities may affect the Company's existing exploration and development projects. Governments in many jurisdictions must consult with indigenous peoples and First Nations with respect to grants of mineral rights or surface rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and first nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company's ability to acquire, within a reasonable time frame, effective mineral titles or surface rights in these jurisdictions, including in some parts of Canada, in which indigenous or local communities' titles are claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect exploration and development projects. These legal requirements may also affect the Company's ability to transfer existing projects or to develop new projects.

The Company's relationship with the communities in which it conducts activities are critical to ensure the future success of its existing activities and the exploration and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company's reputation or financial condition and may impact its relationship with the communities in which it conducts activities. While the Company is committed to working in a socially responsible manner, there is no guarantee that the Company's efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of the Company's projects, and could have a significant adverse impact on the Company's share price and financial condition.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Competition

The Company activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment.

Potential Fraud and Corruption

The Company is subject to risks related to potential to gain benefits from improper transactions and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate the Company, compliance with applicable anti- corruption laws.

Anti-Bribery Laws

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company's policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company's internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company's affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company's business, financial position and results of operations.

Management

The Company is dependent on certain members of Management, particularly its Chief Executive Officer. The loss of their services could adversely affect the Company.

The Company may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on the Company's business and financial condition. The Company is dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on the Company's business and financial condition. Further, while certain of the Company's officers and directors have experience in the exploration, development and operation of mineral properties, the Company remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material conflict of interest.

Labour Relations

While the Company has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees. In addition, relations between the Company and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions the Company carries on business as well as by the COVID-19 pandemic. Adverse changes in such legislations or in the relationship between the Company and its employees could have a material adverse impact on the Company's business, results of operations and financial condition.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Uninsured Hazards

The Company could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a Company such as the Company cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company's assets.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

Mineral resource and mineral reserve figures are only estimates. Mineral resource and mineral reserve estimates have inherent uncertainty. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Company holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Unanticipated metallurgical processing problems

Unanticipated metallurgical processing problems may occur during operations, including, without limitation, mechanical problems with milling or extraction equipment, unexpected grade anomalies in processed material, contaminants in processing or processed material, and the inability to operate tested processes at scale which can lead to lower metallurgical recoveries than expected and delay and impede operations, which may affect the profitability of the Cariboo Project. In addition, further metallurgical testing or operations may determine that the metals cannot be extracted as economically as anticipated.

Financing Risks and Additional Financing

The Company's operations are subject to financing risks and additional financing may result in dilution or partial sale of assets. At the present time, the Company does not have any projects at the commercial production stage and no significant sources of revenue. The Company's ability to explore for and find potential economic projects, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. Currently, the Company does not have any producing projects and no sources of revenue and any projects it develops will require significant capital expenditures. As a result, the Company may be required to seek additional sources of debt and equity financing in the near future. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of the Company's shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling. The development of the Cariboo Project remains subject to, among other things, Osisko Development securing adequate financing on conditions acceptable to it.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Factors beyond the control of Osisko Development

The potential profitability of mineral properties is dependent upon many factors beyond the Company's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company and they may also negatively impact the project schedule.

Lack of Insurance Coverage

The Company may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Company. Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Company's business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Company's mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action.

Reliance on Information

The Contributed Osisko Assets are not stand-alone publicly-listed entities. As a result, all historical information relating to the Contributed Osisko Assets presented in this MD&A has been provided in reliance on the information made available by Osisko Gold Royalties. Although the Company has no reason to doubt the accuracy or completeness of the information provided by Osisko Gold Royalties, any inaccuracy or omission in such information contained in this MD&A could result in unanticipated liabilities or expenses, increase the costs to expected to be borne by the Company or adversely affect the operational plans of the Company and its result of operations and financial condition.

Significant Influence of Osisko Gold Royalties Ltd

As a significant shareholder, Osisko Gold Royalties is entitled to exercise significant influence over all matters requiring approval of the shareholders of the Company, including the election of directors, determination of significant corporate actions, amendments to the Company's articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders of the Company.

Risk related to the Contributed Osisko Assets and Reverse Takeover Transaction

The Company completed the Reverse Takeover Transaction to create a growth-oriented developer with prospective gold camps in Canada and Mexico. The Company may be unable to successfully integrate the businesses of the Contributed Osisko Assets and realize the anticipated benefits of the Reverse Takeover Transaction. Achieving the benefits of the Reverse Takeover Transaction will depend in part on the ability of the Company to effectively capitalize on its scale, to realize the anticipated capital, operating and financial synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations the Contributed Osisko Assets. A variety of factors, including those risk factors set forth in this MD&A may adversely affect the ability of the Company to achieve the anticipated benefits of the Reverse Takeover Transaction.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Company are not subject to loss or dispute, particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse Laws and regulations which have not been identified by the Company. There is no guarantee that title to the properties will not be challenged or impugned. The Company's property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Third Party Approvals

The Company may require the consent or approval of third parties in order to enter into or complete certain agreements or transaction necessary in the course of its operations. There can be no assurance that such third parties, which may include shareholders, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to obtain such third party approval may result in a material adverse effect on the Company's operations and financial condition.

Community Relations, Social License and Land Claim

Maintaining a positive relationship with the communities in which the Company operates is critical to its business operations and the development of the Cariboo Project.

The Company may come under pressure to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they respectively operate) benefit and will continue to benefit from its commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders.

Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship with the surrounding communities.

While the Company is committed to operating in a socially responsible manner and working towards entering into agreements in satisfaction of such requirements that its efforts will be successful, in which case interventions by third parties, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial position and operations.

Permits, Licences and Approvals

The operations of the Company require licences and permits from various governmental authorities. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its business operations and mining activities including the development of the Cariboo Project. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Reliance on Historical Data

Although the Company's normal data verification procedures have been employed in connection with the calculations of the mineral resource estimation on the Cariboo Project and sampling, analytical and test data underlying the estimated mineral resources have been verified by qualified persons, an extensive amount of historical data and records on the Cariboo Project was relied on in establishing these calculations. The Company cannot provide any comfort that it can rely upon, verify or necessarily authenticate such historical information in connection with its exploitation of the Cariboo Project. The Company cannot guarantee that the historical records that are available are free from material errors or inaccuracies. While the Company believes that the mineral resource and mineral reserve estimates in respect of its Cariboo Project reflect best estimates, the estimating of mineral resources is a subjective process and the accuracy of mineral resource estimate is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates.

Reputational Risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but not limited to, operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. In addition to its risk management policies, controls and procedures, the Company has a formal Code of Ethics to help manage and support Osisko Development's reputation.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Infrastructure, Supplies and Inflation

The availability of skilled labour, electricity and other necessary supplies at an economic cost cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Prices for goods and services will fluctuate in relation to the level of investment in the mining sector; it is reasonable to expect that increased demand could impact the Company's future economic projections and competitiveness, as it may entail a meaningful increase in costs for various goods and services.

Improvements in the economic conditions for the mining industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Company's operations and profitability.

Equipment shortages and access restrictions

The Company's interest in the Cariboo Project will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company or the delay in availability of these items could prevent or delay exploitation or development of the Company's mineral properties. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company's operations and financial results.

Litigation and Other Legal Proceedings

Like most companies, the Company is subject to the threat of litigation and may be involved in disputes with other parties which may result in litigation or other proceedings. The Company's operations are subject to the risk of legal claims by employees, unions, contractors, debt holders, lenders, suppliers, future joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

Proposed Tintic Transaction

The information about the timeline to complete the Transaction, ability to satisfy or waive on satisfactory terms and conditions to the completion of the Transaction (including but not limited to, TSX-V acceptance of the Transaction), the timeline to reach a definitive agreement with respect to the Stream (if at all), the ability to obtain the financing under the Stream and satisfy or waive on satisfactory terms and conditions to the completion of the Stream financing, the general prospects of Tintic, the utility of the existing infrastructure at Tintic, the utility of historic data, expected investor returns, target gold, the focus of Tintic on achieving gold production, the prospects of shallow mining at Tintic, the ability of exploration (including drilling) to accurately predict mineralization, base metal discoveries, ability to obtain additional financing for project development on satisfactory terms, the investment opportunities presented by Tintic, Tintic achieving production (including near-term timing, if at all), the opportunities presented by the Trixie Mine, its ore deposit and its ability to be mined (including any potential value, if any), Tintic having a pipeline of projects, both historic and new, Tintic's ability to realize upon additional projects (if any), grade estimates, the speculative geology of inferred mineral resources, the ability, if any, to achieve the project economics described herein, the ability, if any, of selective mining methods to capture additional mineable resources and to optimize gold and silver recoveries, the mining and processing strategy; potential mineralization; the ability to realize upon any mineralization in a manner that is economic; the ability to complete any proposed exploration activities and the results of such activities, and any other information herein that is not a historical fact may be "forward-looking statements". These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Climate Change

The Company recognizes that climate change is as much an international as it is a community concern which may affect its business and operations, directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on the Company's business, results of operations, financial condition and its share price.

Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt operations and the transport routes. Extended disruptions could result in interruption to production which may adversely affect the Company's business, results of operations, financial condition and its share price.

Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on the Company's business, results of operations, financial condition and its share price.

Coronavirus (COVID-19)

The Company may face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

To that end, the Company's business could be adversely impacted by the effects of the coronavirus or other epidemics. In December 2019, a novel strain of the coronavirus (COVID-19) emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally. In March 2020, the World Health Organization recognized COVID-19 as a global pandemic, prompting many national, regional, and local governments, including ones in the markets in which the Company will operate, to implement preventive or protective measures, such as travel and business restrictions, temporary store closures, and wide-ranging quarantines and stay-at- home orders. The COVID-19 pandemic has resulted in a widespread global health crisis that adversely affects global economies and financial markets.

The extent to which COVID-19 impacts the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, workforce productivity, increased insurance premiums, continued limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel or its contractors' personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased safety and medical costs / insurance premiums as a result of these health risks.

Currency Fluctuations

The Company is subject to currency risks. The Company's functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company's activities are located in Canada and Mexico, and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Company maintains its principal office in Montreal, Québec, Canada, and maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

The Company's assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian and US dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Company's costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Company's activities.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Precious and Base Metal Prices

The development of the Company's properties is dependent on the future prices of minerals and metals. As well, should any of the Company's properties eventually enter commercial production, the Company's profitability will be significantly affected by changes in the market prices of minerals and metals.

The price of precious and base metal prices can fluctuate widely and is affected by numerous factors including demand, inflation, strength of the U.S. dollar and other currencies, interest rates, gold sales by the central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major producing regions. In addition, prices are sometimes subject to rapid short-term changes because of speculative activities. Even if the Company discovers commercial amounts of metals on its properties, it may not be able to place the property into commercial production if precious and base metal prices are not at sufficient levels.

Fluctuation in Market Value

The price of the Common Shares may be affected by global macroeconomic developments and market perceptions of the attractiveness of particular industries and location of assets, which may increase the volatility of Common Share prices. The price of the Common Shares will also be affected by the Company's financial conditions or results of operations as reflected in its liquidity position and earnings reports.

Other factors unrelated to the Company's operations and performance that may have an affect on the price of the Common Shares include: the lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of shares; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company's securities to be delisted further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dividend Policy

No dividends on the Common Shares have been paid to date. The Company anticipates that, for the foreseeable future, it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company's operating results, financial condition, and current and anticipated cash needs.

Public Company Obligations

As a publicly listed corporate entity, the Company is subject to evolving rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSXV, and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The Company's efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's accounting policies.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Basis of Presentation of the consolidated Financial Statements

These consolidated condensed interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are detailed in the financial statements notes.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the consolidated financial statements for the year ended December 31, 2021 and 2020.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the consolidated financial statements for the quarter ended March 31, 2022

Technical Information

The scientific and geological technical information contained in this MD&A has been reviewed and approved by Ms. Maggie Layman who is "Qualified Persons" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Share Capital Structure

As of the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding (adjusted for the 3:1 share consolidation):

Securities	Common shares on exercise
Common shares	47,593,473
Stock options	674,334
RSU's	342,220
DSU's	79,784
Warrants	8,105,075
Fully diluted share capital	56,794,886

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes Forward- Looking Information within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company. Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others, actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of the Company differing materially from those anticipated; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; impact of the COVID-19 pandemic; changes in project parametres; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risk Factors"; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR (www.sedar.com) under the issuer profiles of the Company.

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the businesses of the Resulting Issuer. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, copper and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company.

Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this MD&A. All of the Forward-Looking Information in this MD&A are qualified by these cautionary statements.

Osisko Development Corp.	Management's Discussion and Analysis
For the three months ended March 31, 2022

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company concerning the mining industry and the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Company does not undertake any obligation to update any of the Forward-Looking Information in this MD&A, except as required by law.